Exhibit 11

CELSION CORPORATION

COMPUTATION OF EARNINGS PER SHARE

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2007	2006	2007	2006

Net loss from continuing operatons - basic and diluted	$(3,650,712)	$(2,613,812)	$(11,515,968)	$(7,336,160)
Net income from discontinued operations - basic and diluted	$33,054	$1,622,664	$49,755,211	$838,691
Net (loss) / income - basic and diluted	$(3,617,658)	$(991,148)	$38,239,243	$(6,497,469)
Weighted average shares outstanding - basic	10,774,497	10,737,222	10,764,878	10,728,100
Dilutive securities - options and warrants	—	—	761,839	—
Adjusted weighted average shares outstanding - dilutive	10,774,497	10,737,222	11,526,717	10,728,100
Net loss from continuing operations per common share - basic	$(0.34)	$(0.24)	$(1.07)	$(0.68)
Net loss from continuing operations per common share - diluted	$(0.34)	$(0.24)	$(1.07)	$(0.68)
Net income from discontinued operations per common share - basic	$0.00	$0.15	$4.62	$0.08
Net income from discontinued operations per common share - diluted	$0.00	$0.15	$4.32	$0.08
Net (loss) / income per common share - basic	$(0.34)	$(0.09)	$3.55	$(0.61)
Net (loss) / income per common share - diluted	$(0.34)	$(0.09)	$3.32	$(0.61)

•                  For the three month period ended September 30, 2007 and for the three and nine month periods ended September 30, 2006, all outstanding warrants and options that can be converted into Common Stock are not included, as their effect was anti-dilutive.